For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Proceeds with Non-Brokered Private Placement

November 29, 2012 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) announces it is proceeding with its non-brokered flow-through and non flow-through private placement of up to a combined 15,714,285 units for gross proceeds of up to $1,100,000 as announced October 12, 2012.

The proceeds from the private placement received from the sale of the units will be used for the further development and exploration of the River Valley PGM Project and exploration of two large adjacent properties, all located in the Sudbury region of Ontario. The proceeds from the sale of NFT Units will be used as working capital and for the additional projects that the Company currently holds in its portfolio situated in Ontario and Alaska, and for the evaluation and potential acquisition of additional platinum group metals and precious metal projects in Canada and the United States.  Finder’s fees may be paid in connection with this private placement.  The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in North America.  PFN also has PGM and nickel‐copper projects in northwest Ontario, Saskatchewan, and Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com)

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	November 29, 2012